Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and diluted earnings per share for the three months ended March 31, 2008 and 2007 (dollars in thousands except per share amounts):

	Three months ended March 31, 2008		Three months ended March 31, 2007
	Basic	Diluted	Basic	Diluted

Net income	$2,694	$2,694	$4,941	$4,941

Weighted average shares outstanding	57,488,499	57,488,499	60,534,234	60,534,234
Effect of dilutive securities	—	275,372	—	648,738
Adjusted weighted average shares outstanding	57,488,499	57,763,871	60,534,234	61,182,972

Earning per share	$0.05	$0.05	$0.08	$0.08